[D.F. DENT LETTERHEAD]








                                                              August 11, 2005


Mr. J. Michael Parish
Chairman, Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04101

         RE:      Contractual Waivers and Reimbursements

Dear Chairman:

         D.F. Dent and Company, Inc. (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for DF Dent Premier Growth Fund (the "Fund"), a series of the Forum Funds (the "Trust"), do not exceed 1.25%.

         This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on October 31, 2006.


Very truly yours,

D.F. Dent & Company, Inc.

/s/ Daniel F. Dent
Daniel F. Dent
President